Mail Stop 4561

June 24, 2008

Joe Tyszko
Chief Executive Officer
RJS Development, Inc.
696 First Ave. North, Suite 203
St. Petersburg, FL 33701

> **Re: RJS Development, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 16, 2008**
> **File No. 333-151698**

Dear Mr. Tyszko:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, the latest financial statements included in the registration statement should be updated pursuant to Rule 8-08 of Regulation S-X. Please amend your registration statement to include the appropriate financial statements and revise your disclosure as necessary. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Sincerely,

Tom Kluck
Branch Chief

cc: Clifford J. Hunt, Esq. (*via facsimile*)